

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 4561

April 3, 2009

Edward A. Sundberg
Chief Executive Officer
American Business Change Agents, Inc.
13070 Addison Road
Roswell, Georgia 30075

> **Re: American Business Change Agents, Inc.**
> **Registration Statement on Form S-1**
> **Filed March 9, 2009**
> **File No. 333-157783**

Dear Mr. Sundberg:

We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Section (a)(2) of Rule 419 defines a blank check company as a company that is issuing penny stock that is "a development stage company that has no specific business plan or purpose or has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies, or other entity." In discussing this definition in the adopting release, the Commission stated that it would "scrutinize . . . offerings for attempts to create the appearance that the registrant . . . has a specific business plan, in an effort to avoid the application of Rule 419." See Securities Act Release No. 33-6932 (April 28, 1992).

Your disclosure indicates that you are a development stage company with the principal business objective of providing "strategic business planning and management consulting services to small companies." However, your disclosure shows that you had no assets as of January 31, 2009, no revenues, no operations and no contracts regarding the company's proposed products or services. Furthermore, you are only raising $12,000 in this offering and have no plans to raise additional capital, but the cost of the offering is $65,000 and the company estimates that expenses will be $50,000 per year. It is uncertain from your disclosure whether the company will be able to implement a business plan based on the amount of its current cash position. Furthermore, the company lacks a specific plan of operations for the next twelve months.

In view of the foregoing, it appears that your proposed business may be commensurate in scope with the uncertainty ordinarily associated with a blank check company. Accordingly, please revise your disclosure throughout your registration statement to comply with Rule 419 of Regulation C or supplementally provide a detailed explanation as to why Rule 419 does not apply to this offering. If you believe that you do not fall within the definition of a blank check company, appropriate disclosure to demonstrate your status as a non-blank check company should be included in the prospectus as well as a specific business plan. Please refer to Item 101(a)(2) of Regulation S-K.

Use of Proceeds, page 13

2. Please indicate the approximate amount intended to be used for each of the purposes that you have listed on page 13. Furthermore, we note that you are conducting a minimum/maximum offering. Please indicate the order of priority of the purposes you have listed and discuss your plans if substantially less than the maximum proceeds are obtained. Please refer to Instruction 1 to Item 504 of Regulation S-K for guidance.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Please contact Erin Martin at 202-551-3391 or me at 202-551-3233 with any questions.

Sincerely,

Tom Kluck
Branch Chief

Cc: Gary B. Wolff, Esq. (*via facsimile*)